Free Writing Prospectus dated October 29, 2019 (to Prospectus dated December 13, 2017 and Preliminary Prospectus Supplement dated October 29, 2019)	Filed pursuant to Rule 433 Registration Statement No. 333- 222022

The Royal Bank of Scotland Group plc

TERMS AND CONDITIONS

$750,000,000 Fixed-to-Fixed Reset Rate Subordinated Tier 2 Notes due 2029

Issuer	The Royal Bank of Scotland Group plc (“RBSG”)
Securities	$750,000,000 aggregate principal amount of Fixed-to-Fixed Reset Rate Subordinated Tier 2 Notes due 2029 (the “Subordinated Notes”).
Ranking	The Subordinated Notes will constitute RBSG’s direct, unconditional, unsecured and subordinated obligations ranking pari passu, without any preference among themselves, and ranking junior in right of payment to the claims of any existing and future unsecured and unsubordinated indebtedness. In a winding up or in the event that an administrator has been appointed in respect of us and notice has been given that it intends to declare and distribute a dividend, all amounts due in respect of or arising under the Subordinated Notes will be subordinated to, and subject in right of payment to the prior payment in full of, all claims of all Senior Creditors (as defined in the prospectus supplement).
Format	SEC-registered
Specified Currency	USD
Issue Size	$750,000,000
Trade Date	October 29, 2019
Settlement Date	November 1, 2019 (T+3)
Maturity	November 1, 2029
Coupon

3.754% per annum accruing from (and including) the Settlement Date to (but excluding) the Reset Date (as defined below) and from (and including) the Reset Date to (but excluding) maturity, at a rate per annum equal to the applicable U.S. Treasury Rate as determined by the Calculation Agent (both terms as defined in the prospectus supplement) on the Reset Determination Date (as defined below), plus 2.100%.

The determination of the applicable U.S. Treasury Rate is subject to the provisions set forth under “Description of the Subordinated Notes—Interest—Determination of the U.S. Treasury Rate” in the prospectus supplement.

Interest Payment Dates	Semi-annually in arrear on May 1 and November 1 of each year, commencing May 1, 2020 to (and including) Maturity.
Reset Date	November 1, 2024
Reset Determination Date	The second business day immediately preceding the Reset Date.
Day Count Convention	30/360 (Following, unadjusted)

Business Days	New York and London
US Treasury Benchmark	T 1.500% due October 31, 2024
US Treasury Benchmark Yield	1.654%
Fixed Rate Spread to Benchmark Treasury	+210bps
Re-Offer Yield	3.754%
Issue Price	100%
Gross Proceeds	$750,000,000
All in Price	99.580%
Fees	0.420%
Net Proceeds (before expenses)	$746,850,000
Redemption Price	100.000% of the principal amount of the Subordinated Notes
Optional Redemption Date	November 1, 2024
Redemption

The Subordinated Notes are not redeemable at the option of the holders at any time.

RBSG may redeem the Subordinated Notes at its sole discretion, in whole but not in part, on November 1, 2024 at 100% of their principal amount together with any accrued but unpaid interest to, but excluding, the date of redemption. In addition, RBSG may redeem the Subordinated Notes at its sole discretion, in whole but not in part, at 100% of their principal amount together with any accrued but unpaid interest to, but excluding, the date of redemption, upon the occurrence of certain tax or regulatory events as described in the prospectus supplement and the accompanying prospectus. See “Description of the Subordinated Notes–Capital Disqualification Event Redemption” and “Description of the Subordinated Notes—Tax Redemption” in the prospectus supplement and “Description of Debt Securities—Redemption” in the accompanying prospectus.

Redemption and Repurchase Conditions

Notwithstanding any other provision, RBSG may only redeem the Subordinated Notes prior to the scheduled maturity date (and give notice thereof to the holders of Subordinated Notes) or repurchase the Subordinated Notes provided that (except to the extent that the Capital Regulations (as defined in the prospectus supplement) does not so require) (1) it has given such notice to the PRA as the PRA may then require before we become committed to the proposed redemption or repurchase, and (2) the PRA has granted permission for RBSG to make such redemption or repurchase and it has complied with any other requirements of the Capital Regulations and/or the PRA applicable to such redemptions or repurchases at the time, as described in the prospectus supplement under “Description of the Subordinated Notes—Conditions to Redemption and Repurchase.”

In addition, with respect to a redemption as described under “Description of the Subordinated Notes—Tax Redemption” and “Description of the Subordinated Notes —Capital Disqualification Event Redemption”, RBSG may only so redeem the Subordinated Notes before five years after the Issue Date provided that (except to the extent that the Capital Regulations does not so require), in addition to the conditions set out in (1) and (2) of the paragraph above, RBSG demonstrates to the satisfaction of the PRA that the circumstance that entitles it to exercise such right of redemption (A) was not reasonably foreseeable as at the Issue Date; (B) in the case of a redemption described under “Description of the Subordinated Notes —Tax Redemption”, is material; and (C) in the case of a redemption described under “Description of the Subordinated Notes —Capital Disqualification Event Redemption”, the PRA considers the change in the regulatory classification of the Subordinated Notes to be sufficiently certain.
Events of Default

The Subordinated Notes contain very limited events of default provisions and the remedies available thereunder are limited, as described in the prospectus supplement under “Description of the Subordinated Notes—Events of Default and Defaults; Limitation of Remedies.”

Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between RBSG and any holder or beneficial owner of the Subordinated Notes, by its acquisition of Subordinated Notes, each holder and beneficial owner of the Subordinated Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any UK bail-in power by the relevant UK authority which may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Subordinated Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Subordinated Notes into ordinary shares or other securities or other obligations of RBSG or another person and/or (iii) the amendment or alteration of the maturity of the Subordinated Notes, or amendment of the amount of interest due on the Subordinated Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of variation of the terms of the Subordinated Notes solely to give effect to the exercise by the relevant UK authority of such UK bail-in power. Each holder and beneficial owner of the Subordinated Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Subordinated Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any UK bail-in power by the relevant UK authority.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to RBSG or other members of the Group (as defined in the prospectus supplement), including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms (whether or not the UK is a Member State of the European Union) and/or within the context of a UK resolution regime under the Banking Act 2009, as the same has been or may be amended from time to time (whether pursuant to the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”), secondary legislation or otherwise, the “Banking Act”), pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant UK authority” is to any authority with the ability to exercise a UK bail-in power.

Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Subordinated Notes or payment of interest on the Subordinated Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant UK authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by RBSG under the laws and regulations of the United Kingdom and the European Union applicable to RBSG or other members of the Group.

Joint Bookrunners and Joint Lead Managers	BofA Securities, Inc. Credit Suisse Securities (USA) LLC NatWest Markets Securities Inc. RBC Capital Markets, LLC
Denominations	$200,000 and integral multiples of $1,000 in excess thereof
Listing	An application will be made to list the Subordinated Notes on the New York Stock Exchange.
MIFID II Product Governance / Professional investors and ECPs only target market / Prohibition of Sales to each Retail Investor	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.
Expected Security Ratings*	Baa3 / BB+ / A- (Moody’s / S&P / Fitch)
Clearing and Settlement	DTC
CUSIP	780097BM2
ISIN	US780097BM20
Governing Law

The Indenture and the Subordinated Notes are governed by, and construed in accordance with, the laws of the State of New York, except for the subordination and waiver of right to set-off provisions relating to the Subordinated Notes, which are governed by the laws of Scotland.

*	The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P or Fitch.

The Issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus and the prospectus supplement in respect of the Subordinated Notes in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners and Joint Lead Managers will arrange to send you the base prospectus at no charge if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, calling NatWest Markets Securities Inc. toll-free at 1-203-897-6166, or calling RBC Capital Markets LLC toll-free at 1-866-375-6829.